Mail Stop 3561

December 4, 2008

Stephen H. Capp
Executive Vice President and Chief Financial Officer
Pinnacle Entertainment, Inc.
3800 Howard Hughes Parkway
Las Vegas, NV 89169

> **Re: Pinnacle Entertainment, Inc.**
> **File No. 001-13641**
> **Form 10-K: For the Fiscal Year Ended December 31, 2007**
> **Form 10-Q: For the Quarterly Period Ended September 30, 2008**

Dear Mr. Capp:

We have reviewed the above referenced filings and have the following comment. Our comment requests that you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the fiscal year ended December 31, 2007

Notes to the Consolidated Financial Statements, page F-7

Note 1: Summary of Significant Accounting Policies, page F-7

Property and Equipment, page F-8
Goodwill and Other Intangible Assets, page F-9

1. We note that your common share price and overall market capitalization have significantly declined during the interim periods in fiscal 2008. In addition, your total market capitalization currently approximates $345 million, which is significantly below your September 30, 2008 book value of $1.038 billion. We also note that significant adverse changes in business climate and economic

conditions through a sluggish economy, shaky consumer confidence, and a credit crunch has impacted your results of operations as significant operating losses have been incurred in the last four quarters commencing in the fourth quarter of fiscal 2007. Furthermore, the gaming industry appears headed for a difficult operating environment for the near term as the economic slowdown and softening economy makes realizing anticipated yield amounts more difficult to obtain.

The material decline in the Company's market capitalization and its disparity with book value coupled with continuing operating losses and the adverse changes in business climate through the economic slowdown may be indicative of a potential impairment of the Company's recorded investment in its property and equipment and goodwill and other intangible assets. We believe these material adverse events and changes that have occurred may have required the testing of impairment of the aforementioned assets <u>before</u> the annual testing period that is generally used by the company in its impairment assessment. In this regard, please refer to the guidance in paragraphs 28 and 8 of SFAS 142 and 144, respectively. As such, please provide us with a current detailed impairment analysis and advise us what consideration was given to recognizing an impairment of the Company's recorded investment in property and equipment and goodwill and other intangible assets through this analysis for the quarterly period ended September 30, 2008.

As part of your response, please also specifically provide us a summary of the material relevant significant assumptions and estimates underlying your previous impairment analyses and how the assumptions, estimates and projections have changed over the past two years and how the assumptions, estimates and projections used in the previous two years compare with the actual operating results that occurred in fiscal 2007 and nine month fiscal 2008 interim period ended September 30th. In addition, please provide us with any other information that you believe would assist us in our review.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Joe Foti at 202-551-3816 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief